Filed pursuant to Rule 433
Free Writing Prospectus dated February 24, 2021
Registration Statement No. 333-233668

Hillenbrand, Inc.

Pricing Term Sheet

3.7500% Senior Notes due 2031

This pricing term sheet is qualified in its entirety by reference to Hillenbrand, Inc.’s preliminary prospectus supplement, dated February 24, 2021 (the “Preliminary Prospectus Supplement”).

The information in this pricing supplement supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. Terms used herein but not defined shall have the meanings assigned to them in the Preliminary Prospectus Supplement.

Issuer:	Hillenbrand, Inc.

Title of Securities:	3.7500% Senior Notes due 2031

Principal Amount:	$350,000,000

Coupon:	3.7500%

Yield to Maturity:	3.7500%

Spread to Benchmark Treasury:	+237 basis points

Benchmark Treasury:	UST 1.125% due February 15, 2031

Benchmark Treasury Yield:	1.380%

Price to Public:	100.000%

Trade Date:	February 24, 2021

Settlement:

March 3, 2021 (T+5)

We expect that delivery of the notes will be made against payment therefor on or about the fifth business day following the date of confirmation of orders with respect to the notes (this settlement cycle being referred to as “T+5”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the date hereof or the next succeeding two business days will be required, by virtue of the fact that the notes initially will settle in T+5 business days, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes before their delivery should consult their own advisor.

Maturity:	March 1, 2031

Interest Payment Dates:	September 1 and March 1, commencing September 1, 2021

Equity Clawback:	Up to 40.000% at 103.750% prior to March 1, 2024

Optional Redemption:

Prior to March 1, 2026: 100% of the aggregate principal amount and accrued and unpaid interest to, but not including, the date of redemption, plus an applicable make-whole premium at a discount rate of Treasury plus 50 basis points.

On or after March 1, 2026: The following redemption prices plus accrued and unpaid interest to, but not including, the date of redemption:

Period	Redemption Price
2026	101.875%
2027	101.250%
2028	100.625%
2029 and thereafter	100.000%

Denominations:	$2,000 minimum; $1,000 increments

Expected Ratings*:	Moody’s: Ba1 S&P: BB+

CUSIP:	431571 AE8

ISIN:	US431571 AE83

Lead Book-Running Managers:	HSBC Securities (USA) Inc. J.P. Morgan Securities LLC Commerz Markets LLC

Co-Managers:	BMO Capital Markets Corp
Citizens Capital Markets, Inc.
Wells Fargo Securities, LLC
PNC Capital Markets LLC
SMBC Nikko Securities America, Inc.
U.S. Bancorp Investments, Inc.
Fifth Third Securities, Inc.
Truist Securities, Inc.
Barrington Research Associates, Inc.
CJS Securities, Inc.
D.A. Davidson & Co.

DZ Financial Markets LLC Santander Investment Securities Inc. Skandianaviska Enskilda Banken AB (publ) Sidoti & Company, LLC

*	A rating is not a recommendation to buy, sell or hold securities and may be subject to revision, review, suspension, qualification or withdrawal at any time by the assigning rating agency. No report of any rating agency is incorporated by reference herein.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling HSBC Securities (USA) Inc. collect at 866-811-8049, J.P. Morgan Securities LLC collect at 212-834-4533 and Commerz Markets LLC collect at 1-800-233-9164.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.

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